January 18, 2005

Mr. Terrence Riely
Chairman of the Board
Paramco Financial Group, Inc.
2391 N.E. Loop 410, Suite 1230
San Antonio, Texas  78217

RE:  	Form 8-K Item 4.01 filed January 14, 2005
	File # 3-2495

Dear Mr. Riely:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Item 304(a)(1)(ii) of Regulation S-B requires you to state "whether the principal accountant`s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion or modification."
Your current disclosure only meets this requirement for one year ("The report of Kabani & Company, Inc., CPAs for the fiscal year ended December 31, 2003). Please amend your Item 4.01 Form 8-K to disclose the information required by Item304(a)(1)(ii) for the fiscal years ended December 31, 2003 and December 31, 2002.

2. We note that your Form 8-K filed on January 14, 2005 still did not include an Exhibit 16 letter from your former accountant. Please provide us with a status as to when you think you will receive this letter from your former accountant. Please refer to Item 304(a)(3)
of Regulation S-B. When you file an amended Form 8-K to comply with our comments, please obtain and file an Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K. File the amendment under cover of Form 8-KA and include the ITEM 4.01 designation. File the letter from the former accountant as an Exhibit 16.


*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5685.


Sincerely,




Jeffrey Gordon
Staff Accountant
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Mr. Riely
January 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE